EXHIBIT 99.1

News Release dated August 20, 2016, Suncor Energy’s Petro-Canada brand renews
COC partnership to 2024

News Release

FOR IMMEDIATE RELEASE

Suncor Energy’s Petro-Canada brand renews COC partnership to 2024

Renewal introduces new Petro-Points Family & Friends Program

Calgary, Alberta (Aug. 20, 2016) – Suncor, through its Petro-Canada brand, today announced continued support of Canadian athletes, coaches and their families for an additional eight years as a National Partner of the Canadian Olympic Committee (COC). The announcement took place at Canada Olympic House in Rio de Janeiro.

The renewed sponsorship agreement extends Petro-Canada and the COC’s partnership to 2024, supporting the Canadian Olympic Movement past the PyeongChang 2018 Olympic Winter Games to the 2024 Olympic Games.

Since 1988, Petro-Canada has supported more than 2,700 athletes on their way to the Olympic and Paralympic Games. Every year, 52 promising athletes from across Canada are awarded a $10,000 Fuelling Athlete and Coaching Excellence (FACETM) grant, shared with their coaches, to help them along their journey.  To date $9.5 million in direct financial support has been provided to athlete and coach pairings through the FACE program.

This renewal will also introduce a new program for the families and friends of Canadian Olympic and Paralympic athletes, the Petro-Points Family & Friends Program. With every eligible Petro-Points purchase made by registered families and friends of Canadian athletes, Petro-Canada will match the base point amount and direct the funds to either the COC, Canadian Paralympic Committee (CPC) or Coaching Association of Canada (CAC) to support our Canadian athletes and coaches. The program will be launched in collaboration with the CPC and CAC.

Over the years, Petro-Canada has extended support beyond athletes to include coaches and families, recognizing that their support is critical to an athlete’s success. Through the Petro-Canada Athlete Family Ticketing Program, families are offered an opportunity to see their loved ones compete at the Olympic Games.

QUOTES

“For more than 25 years we have been helping build Tomorrow’s Team Canada through the FACE program. It is a privilege to continue playing a part in the lives of Canadian athletes and coaches as they strive to reach the podium at the Olympic Games.”

Steve Williams, president and CEO, Suncor

“Suncor, through its Petro-Canada brand, has been a long-time supporter of the Canadian Olympic Committee and Team and has generously signed on to continue that support for eight more years. From their FACE Program to their new Petro-Points initiative, Petro-Canada continues to fuel the careers of Canada’s athletes and coaches.”

Chris Overholt, CEO, Canadian Olympic Committee

“Petro-Canada continues to make a difference to the careers of Canada’s athletes and our country’s sport system. Their recognition and support of the athletes, coaches and their families is a holistic

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com approach and one that significantly improves the journey for all involved in helping athletes realize their dreams.”

Mark Tewksbury, two-time Olympian, three-time Olympic medallist

Suncor Energy

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates almost 1,500 retail stations and 280 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

Canadian Olympic Committee

The Canadian Olympic Committee (COC) leads the achievement of the Canadian Olympic Team’s podium success and advances Olympic values in Canada. Independent and predominantly privately funded, the COC delivers resources that Canada’s elite athletes need to perform at their best and give their everything every day. The backbone of Canada’s Olympic movement, the COC works with National Sport Federations to prepare the Team for the Olympic, Youth Olympic and Pan American Games. By sharing our athletes’ stories, we inspire all Canadians through the power of sport: 24 hours a day, 7 days a week, 365 days a year.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Learn more and follow the progress FACE grant recipients at tomorrowsteamcanada.ca , Petro-Canada Fuels Athletes on Facebook, and follow us on Twitter @PetroCanada.

Media inquiries:

Nicole Fisher, Media Relations, Suncor

403-296-4000

media@suncor.com

Cherry Ye, Media Relations, Canada Olympic House

Rio Cell: +55-21-99409-4064

cye@olympic.ca

Ricky Landry, Media Relations, Main Press Centre

Rio Cell: +55-21-99034-5206

rlandry@olympic.ca